UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1 – EXIT FILING*)

BAXALTA INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

07177M103

(CUSIP Number)

May 26, 2016

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The Reporting Person has determined to voluntarily file this exit Amendment at this time prior to the required deadline after the end of the calendar year.

1.	NAME OF REPORTING PERSON Baxter International Inc. IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0 (See Item 4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 0.00% (See Item 4)
12.	TYPE OF REPORTING PERSON CO

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on February 12, 2016 with respect to Common Stock of Baxalta Incorporated. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	Ownership

Reference is made to Items 5-9 and 11 of page 2 of this Schedule, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☒

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2016	BAXTER INTERNATIONAL INC.

	By:	/s/ Ellen K. McIntosh
	Names:	Ellen K. McIntosh
	Its:	Corporate Vice President, Associate General Counsel & Corporate Secretary